SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

LightInTheBox Holding Co., Ltd.
(Name of Issuer)

Ordinary shares, par value US$0.000067 per share
(Title of Class of Securities)

53225G102
(CUSIP Number)

Wing Ming Ma
Company Secretary
Zall Development Group Ltd.
Suite 1606, 16th Floor, Two Exchange Square
Central, Hong Kong
852-3153-5808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Ning Zhang, Esq.
Orrick, Herrington & Sutcliffe LLP
 5701 China World Tower
No.1 Jianguomenwai Avenue
Beijing 100004
People's Republic of China
 86-10-8595-5693

March 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 53225G102		Page 1 of 18

1	NAMES OF REPORTING PERSONS

Zall Cross-border E-commerce Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF and BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,955,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,955,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,955,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%*

14	TYPE OF REPORTING PERSON
CO

__________
* The calculation of this percentage is based on 149,101,087 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 17, 2016 on a fully diluted basis which includes the Securities (defined hereinafter).  See Item 5 for more information.

13D

CUSIP No. 53225G102		Page 2 of 18

1	NAMES OF REPORTING PERSONS

Zall Development (BVI) Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,955,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,955,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,955,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%*

14	TYPE OF REPORTING PERSON
CO

__________
*  The calculation of this percentage is based on 149,101,087 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 17, 2016 on a fully diluted basis which includes the Securities.  See Item 5 for more information.

13D

CUSIP No. 53225G102		Page 3 of 18

1	NAMES OF REPORTING PERSONS

Zall Development Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF and WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,955,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,955,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,955,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%*

14	TYPE OF REPORTING PERSON
HC

__________
* The calculation of this percentage is based on 149,101,087 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 17, 2016 on a fully diluted basis which includes the Securities.  See Item 5 for more information.

13D

CUSIP No. 53225G102		Page 4 of 18

1	NAMES OF REPORTING PERSONS

Zall Development Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,955,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,955,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,955,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%*

14	TYPE OF REPORTING PERSON
CO

__________
* The calculation of this percentage is based on 149,101,087 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 17, 2016 on a fully diluted basis which includes the Securities.  See Item 5 for more information.

13D

CUSIP No. 53225G102		Page 5 of 18

1	NAMES OF REPORTING PERSONS

Yan Zhi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China ("PRC")

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
49,955,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
49,955,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,955,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.5%*

14	TYPE OF REPORTING PERSON
IN

__________
* The calculation of this percentage is based on 149,101,087 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of March 17, 2016 on a fully diluted basis which includes the Securities.  See Item 5 for more information.

13D

CUSIP No. 53225G102		Page 6 of 18

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Statement") relates to Ordinary Shares, par value US$0.000067 per share  (the "Ordinary Shares"), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands the ("Issuer"), whose principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.  Two Ordinary Shares of the Issuer are represented by one American depository share ("ADS").

Item 2.	Identity and Background

This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

●	Zall Cross-border E-commerce Investment Company Limited, a company incorporated in the British Virgin Islands ("E-commerce"),

●	Zall Development (BVI) Holding Company Limited, a company incorporated in the British Virgin Islands ("Development"),

●	Zall Development Group Ltd., a company incorporated in the Cayman Islands with limited liability ("Parent"),

●	Zall Development Investment Company Limited, a company incorporated in the British Virgin Islands ("Investment"), and

●	Mr. Yan Zhi, an individual ("Yan").

Parent is a leading developer and operator of large-scale, consumer product-focused wholesale shopping malls, as well as a commercial space provider, in China.  The principal business of E-commerce is to hold Parent's beneficial interest in the Subscription Shares (defined hereinafter) and engage in the transactions discussed in Item 4.  The principal business of Development is to hold Parent's beneficial interest in E-commerce.  The principal occupation of Yan is Co-Chairman of the Board of Directors and CEO of Parent as well as its executive director and founder.  Investment's principal business is to hold Yan's beneficial interest in Parent.

The address of the principal business and office of the Reporting Persons is Suite 1606, 16th Floor, Two Exchange Square, Central, Hong Kong.

The name, business address, present principal occupation or employment, citizenship of each executive officer and director of the Reporting Persons are set forth on Attachment A at the end of this Statement.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Attachment A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. 53225G102		Page 7 of 18

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Margin Loan Confirmation between CCB International Securities Limited ("CCB") and E-commerce, dated March 23, 2016 (the "Confirmation"), approximately HK$450,000,000 was obtained by E-commerce under a margin loan to fund the purchase of the Subscription Shares.  The term of the margin loan is 12 months and the margin loan bears an 8% simple interest per year, subject to default interest. The remaining purchase price for the Subscription Shares was financed by the Reporting Persons' working capital.

Item 4.	Purpose of Transaction

The Subscription Agreement

On March 17, 2016, E-commerce and the Issuer entered into the Subscription Agreement (the "Subscription Agreement") under which the Issuer agreed to issue to E-commerce and E-commerce agreed to purchase, respectively:

●	42,500,000 Ordinary Shares (equivalent to 21,250,000 ADSs) (the "Subscription Shares") at $1.80 per Ordinary Share (equivalent to $3.60 per ADS) for US$76,500,000, and

●	a warrant to purchase 7,455,000 Ordinary Shares (equivalent to 3,727,500 ADSs) (the "Warrant") at an exercise price of $2.75 per Ordinary Share (equivalent to $5.50 per ADS) for US$1.00.

On March 30, 2016, the transactions contemplated under the Subscription Agreement closed for an aggregate purchase price of US$76,500,001.  The Warrant is exercisable during the period starting on the 6 month anniversary of the closing and ending on the 24 month anniversary of the closing.

Further, in accordance with the Subscription Agreement, E-commerce is entitled to request that two current incumbent board members of the Issuer resign and that two directors, chosen by E-commerce, be appointed to the Issuer's board.  On March 30, 2016, the incumbent directors, Messrs. Richard Lim and Ye Yuan, resigned.  On the same day, Yan and Dr. Gang Yu, who is an executive director and co-Chairman of the Board of Parent, were appointed to the board of the Issuer.  Yan and Dr. Yu have also been appointed, respectively, to the Issuer's Corporate Governance and Nominating Committee and the Compensation Committee.

The Investor Rights Agreement

In connection with the Subscription Agreement, the Issuer, E-commerce, Mr. Alan Quji Guo, chairman of the board of the Issuer and its CEO ("Guo"), and Wincore Holdings Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Guo ("Wincore"), entered into the Investor Rights Agreement dated as of March 30, 2016 (the "IR Agreement").

Term of the IR Agreement.  The IR Agreement is effective until the earlier of (i) a written agreement, signed by all parties to the IR Agreement, that the IR Agreement shall terminate, (ii) any date on which E-commerce, together with its affiliates and permitted transferees (collectively "Investors"), no longer holds 10% of the total number of Ordinary Shares then outstanding (the "Minimum Percentage"), or (iii) the termination of the Subscription Agreement in accordance with its terms.

Board Rights.  Further, per the IR Agreement, as long as the Investors beneficially own the Minimum Percentage, E-commerce is entitled to nominate one director for appointment or election to the Issuer's board.  And, as long as the Investors beneficially own 1.5 times the Minimum Percentage, E-commerce is entitled to nominate two directors for appointment or election to the Issuer's board.  And, as long as E-commerce is entitled to nominate one director to the Issuer's board, E-commerce is entitled to nominate one director to serve on the Compensation Committee, the Corporate Governance and Nomination Committee, and all such other committees other than the Audit Committee, or other committees in accordance with listing rules and corporate governance best practice.

Lock-up and Transfer Restrictions.  Except as consented to by the Issuer in writing, E-commerce is not permitted, directly or indirectly, to sell, transfer, or assign any of the Subscription Shares or any Ordinary Shares

13D

CUSIP No. 53225G102		Page 8 of 18

 issued pursuant to the Warrant (the "Warrant Shares") until the 6 month anniversary of March 30, 2016 other than a transfer to an affiliate of E-commerce.  Written notice must be provided to the Issuer's board if E-commerce proposes, directly or indirectly, to sell, transfer, or assign an amount of Subscription or Warrant Shares representing 5% or more of the Issuer's outstanding share capital to any other shareholder of the Issuer who, prior the transfer, holds 10% or more of the Issuer's outstanding share capital in an unregistered transaction under the Securities Act of 1933, as amended (the "Securities Act").  Further, the Issuer's board must approve any transaction whereby E-commerce proposes, directly or indirectly, to sell, transfer, or assign an amount of Subscription or Warrant Shares representing 10% or more of the Issuer's outstanding share capital to any other shareholder of the Issuer who, prior to the transfer, holds 15% or more of the Issuer's outstanding share capital (calculated on a fully-diluted basis) in an unregistered transaction under the Securities Act.  The Issuer's board must also approve any transaction whereby E-commerce proposes, directly or indirectly, to sell, transfer, or assign any of the Subscription or Warrant Shares in an unregistered transaction under the Securities Act to a competitor of the Issuer and E-commerce holds Ordinary Shares or ADSs (including Warrant Shares) representing 5% or more of the Issuer's outstanding share capital.

Other Restrictions.  Subject to the terms of the IR Agreement and certain exceptions contained therein, neither Guo nor Wincore may directly or indirectly sell, transfer, or assign any equity securities of the Issuer held by them without the prior written consent of E-commerce for a period of 2 years from March 30, 2016.

Pre-emptive Right.  E-commerce has the pre-emptive right to purchase up to E-commerce's pro-rata share of new securities of the Issuer if the Issuer proposes to undertake an allotment and issuance of new securities either for a per Ordinary Share issue price of less than US$5.40 or under certain circumstances approved by the Issuer's board.

Stand-still Arrangement.  Unless otherwise permitted by the terms of the IR Agreement, E-commerce or its controlled affiliates may not, without the prior written approval of the Issuer's board, directly or indirectly, whether acting alone or as part of a group or otherwise in concert with others: (i) acquire or enter into any agreement with any third party with respect the acquisition of additional voting securities of the Issuer by E-commerce or its controlled affiliates that will result in E-commerce or its controlled affiliates holding, in the aggregate more than 45% of the Issuer's outstanding share capital calculated on a fully-diluted basis and including the Warrant Shares, (ii) advise, assist, or act as a financing source for, or otherwise invest in, any other person for the purpose described in (i), or (iii) publicly disclose any intention, plan, or arrangement with respect to any of the foregoing.  Further, the Issuer's board must approve any proposed transaction whereby, after March 30, 2016, E-commerce and/or its controlled affiliates proposes to acquire any additional voting securities of the Issuer such that immediately after the acquisition E-commerce and/or its controlled affiliates shall become holder(s) of 45% or more of the Issuer's outstanding share capital calculated on a fully-diluted basis.

Registration Rights.  E-commerce is entitled to customary registration rights under U.S. securities laws with respect to the Subscription Shares.

The foregoing descriptions of the Subscription Agreement and the IR Agreement are qualified in their entirety by this reference to the Subscription Agreement (that contains the form of the IR Agreement as Exhibit C) that is filed as exhibit 99.2 to the Form 6-K filed by the Issuer on March 17, 2016 and incorporated into this Statement as exhibit 1, and which is hereby incorporated by reference into this Item 4.

Further Matters

Except as disclosed in this Statement, and in connection with the Subscription Agreement and the IR Agreement referenced above, none of the Reporting Persons and, to the best of their knowledge, any person named in Attachment A, has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Statement, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and, as a result of such review and subject to the Subscription Agreement and the IR Agreement and other applicable agreements, may determine at any time or from time to time, either alone or as part of a group:
●	to acquire additional securities of the Issuer through open market purchases, privately negotiated

13D

CUSIP No. 53225G102		Page 9 of 18

transactions, or otherwise,

●	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise, or

●
to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.

13D

CUSIP No. 53225G102		Page 10 of 18

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Pursuant to the Subscription Agreement and the IR Agreement, each Reporting Person may be deemed to own beneficially in the aggregate 49,955,000 Ordinary Shares (the "Securities") consisting of 42,500,000 Ordinary Shares and 7,455,000 Warrant Shares.  Further, each Reporting Person may be deemed to beneficially own 33.5% of the class of Ordinary Shares.  This percentage is calculated based on 149,101,087 Ordinary Shares outstanding as of March 17, 2016 on a fully-diluted basis which includes the Securities.  Per the Subscription Agreement, 94,456,773 Ordinary Shares were outstanding as of March 17, 2016 on a fully-diluted basis not including any Securities.

No Reporting Person has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Securities.  Each Reporting Person has the shared power to vote or to direct the vote or shared power to dispose or direct the disposition of the Securities subject to the terms of Subscription Agreement and the IR Agreement and any other applicable agreements.

Yan is the sole beneficial owner of Investment which beneficially owns approximately 75% of Parent which indirectly controls all of the beneficial interests in Development which is the sole beneficial owner of E-commerce.  Pursuant to Rule 13d-3, Yan may be deemed to share beneficial ownership over the Securities beneficially held by E-commerce.

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any Securities disclosed under this Statement, and such beneficial ownership is expressly disclaimed.  To each Reporting Person's knowledge, no Ordinary Shares are beneficially owned by any person listed on Attachment A.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons or, to the best knowledge of the Reporting Persons, persons listed on Attachment A has effected any transactions in Company Shares.

(d)

                None.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Attachment A and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

13D

CUSIP No. 53225G102		Page 11 of 18

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1
Subscription Agreement, dated as of March 17, 2016, between Zall Cross-border E-commerce Investment Company Limited and LightInTheBox Holding Co., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed on March 17, 2016) that contains the Form of Warrant as Exhibit A and the Form of Investor Rights Agreement among the Issuer, E-commerce, Guo, and Wincore as Exhibit C.

2	Margin Loan Confirmation, dated as of March 23, 2016, between CCB International Securities Limited and E-commerce.*

*	Certain portions have been redacted, confidential treatment has been requested, and redacted portions have separately been filed with the SEC.

13D

CUSIP No. 53225G102		Page 12 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2016

Zall Cross-border E-commerce Investment Company Limited

By: /s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By: /s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Group Ltd.

By: /s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By: /s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi

[Signature Page to Statement on Schedule 13D]

13D

CUSIP No. 53225G102		Page 13 of 18

Attachment A

Listed below are the names, citizenship, and present principal occupation or employment of the executive officers and directors of Parent.  The principal address of the Reporting Persons disclosed in Item 2 above is incorporated into this Attachment A with respect to the executive officers and directors of Parent.  Below the "Company" refers to Parent and the "Group" refers to Parent together with its subsidiaries.

Directors
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC

Co-Chairman of the board and chief executive officer of the Company and an executive director and the founder of the Group.  He is primarily responsible for the formulation of the Group's overall business and investment strategies, as well as supervising its project planning, business, and operation management.  He has approximately 11 years of experience in the commercial property and wholesale shopping mall industries, as well as approximately 20 years of experience in business management in various industries.  Mr. Yan has been appointed as a non-executive director and the chairman of CIG Yangtze Ports PLC, a company listed on the GEM (defined below) Board of the Stock Exchange (defined below) (Stock code: 8233), since 2011.

Dr. Gang Yu	USA

Executive director and co-chairman of the board of Parent since 2015.  Dr. Gang has extensive experience in e-commerce and operation and logistics management and has previously served in various positions at multi-national corporations such as Dell Inc. and Amazon.com.

Mr. Cui Jinfeng	PRC

Executive director of Parent since 2011.  Mr. Cui joined the Group in 2005 and is primarily responsible for the overall day-to-day management of Parent's projects outside Hubei Province.  Mr. Cui has over 11 years of experience in the wholesale market and commercial property industries.

Mr. Wang Chuang	PRC

Executive director of Parent since 2015. Mr. Wang is the vice president of the Company and the executive president of North Hankou Group Co., Ltd. Mr. Wang joined the Group in 2014. He has over 16 years of work experience in government authorities, state-owned enterprises and the urban construction industry. Mr. Wang received a bachelor's diploma from Wuhan University of Technology in 1999 and a master's diploma from Wuhan University in 2007.

Mr. Wu Ying	PRC

Independent non-executive director of Parent since 2016. Mr. Wu is currently the chairman of China Capital Group since October 2008. Prior to joining China Capital Group, Mr. Wu served as chairman and chief executive officer of UTStarcom (China) Co. Ltd for 12 years. Mr. Wu has extensive experience in the telecommunication industry and venture capital investment. Mr. Wu obtained his bachelor degree in electronic engineering from the Beijing University of Technology in 1982 and obtained his master degree in electronic engineering from the New Jersey Institute of Technology in 1988.

Mr. Cheung Ka Fai	Hong Kong	Independent non-executive director of Parent since 2011. Mr. Cheung has over 18 years of experience in auditing, accounting, and finance. Prior to

13D

CUSIP No. 53225G102		Page 14 of 18

joining Parent, Mr. Cheung worked as an auditor at Deloitte Touche Tohmatsu and served as the financial controller and company secretary of two companies listed on the Growth Enterprise Market ("GEM") Board of the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Mr. Cheung was the chief financial officer and company secretary of Huscoke Resources Holdings Limited, a company listed on the Main Board of the Stock Exchange from 2008 to 2012 and an executive director of Huscoke Resources Holdings Limited from 2009 to 2012. He has been serving as the chief financial officer of Bonjour Holdings Limited, a company listed on the Main Board of the Stock Exchange from 2012 to present. Mr. Cheung is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants.

Mr. Peng Chi	PRC

Executive director of Parent since 2016 and is responsible for the operation of company projects.  Mr. Peng has over 17 years of experience in real estate development and management of large-scale infrastructure constructions.  From 1999 to present, Mr. Peng has been serving as a director of Ramada Hotel Xiamen Co., Ltd.  From 2001 to 2004, he was a director of Xiamen Rong Tai Real Estate Development Co., Ltd.  From 2004 to 2006, Mr. Peng was the general manager of Hubei Jingdong Highway Construction and Development Co., Ltd.  From 2004 to present, Mr. Peng has been serving as a director of Wuhan Tianshi Property Development Co., Ltd.  From 2008 to present, Mr. Peng has been serving as a director of Hubei E'dong Yangtze River Highway Bridge Co., Ltd.

Mr. Wei Zhe	PRC
Independent non-executive director of Parent since 2016. Mr. Wei has over 15 years of experience in both investment and operational management in the People's Republic of China. Prior to launching Vision Knight Capital (China) Fund I, L.P., a private equity investment fund in 2011, Mr. Wei was an executive director and chief executive officer of Alibaba.com Limited. Prior to Alibaba.com Limited, Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher's China sourcing office, Kingfisher Asia Limited. Prior to that, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000, and as corporate finance manager at Coopers & Lybrand (now part of PricewaterhouseCoopers) from 1995 to 1998. Mr. Wei was a non-executive director of HSBC Bank (China) Company Limited and The Hongkong and Shanghai Banking Corporation Limited and an independent director of 500.com Limited, and was also the vice chairman of China Chain Store & Franchise Association. Mr. Wei is also a non-executive director of PCCW Limited and Zhong Ao Home Group Limited, both of which are listed on the Hong Kong Stock Exchange, and an independent director of Leju Holdings Limited which is listed on the New York Stock Exchange and Shanghai M&G Stationery Inc. which is listed on the Shanghai Stock Exchange.

Executive Officers
Name	Citizenship	Present Principal Occupation or Employment
Mr. Zhu GuoHui	Hong Kong

Chief financial officer of the Company.  Mr. Zhu joined the Group in 2014 and is primarily responsible for the financial management and capital market of the Company.  Mr. Zhu possesses over 15 years of experience in the capital markets of Hong Kong and Mainland China.  Prior to joining of the Company, Mr. Zhu has worked in various financial institutions including Credit Suisse, Value Partners Group (Stock Code: 806), a company listed on the Main Board of the Stock Exchange and BNP Paribas in connection with transactions on initial public offerings, mergers and acquisitions, direct investment, and corporate financing.

Ms. Liu Qin	PRC

Executive vice president of North Hankou Group Co. Ltd.  Ms. Liu joined the Group in 2007 and is responsible for the day-to-day operational management of Wuhan Big World Project.  Ms. Liu has over 15 years of experience in real estate sales, human resources management and administrative management.  Ms. Liu has been appointed as an executive director of CIG Yangtze Ports PLC, a company listed on the GEM Board of the Stock Exchange since 2011.

Mr. Li Bin	PRC	Executive vice president of North Hankou Group Co., Ltd. Mr. Li is currently

13D

CUSIP No. 53225G102		Page 15 of 18

responsible for the day-to-day operational management and property management of the Group's North Hankou Project. Mr. Li has over 16 years of experience in property management and market management. Mr. Li joined the Group in July 2007 as the general manager of Wuhan North Hankou Market Management Co., Ltd. and has held various positions within the Group. From May 1999 to June 2007, Mr. Li was manager of the property management department of Meijia Property Management (Wuhan) Co., Ltd.

Mr. Cao Tianbin	PRC

The general manager of the Group's marketing department.  Mr. Cao is primarily responsible for the overall marketing and promotion of our Changsha project.  Mr. Cao has approximately six years of experience in the wholesale market and investment management industries, and has over 19 years of experience in the operational management of commercial projects.  He joined the Group in 2008 as the general manager of the merchandising department of North Hankou Group Co., Ltd. and has also been the assistant general manager of North Hankou Market Management Co., Ltd. since 2009.  Prior to joining the Group in 2008, he was the vice general manager of Wuhan Wenhua Printing Co., Ltd. from 1996 to 2008.

Ms. Min Xueqin	PRC

The executive vice president of North Hankou Group Co., Ltd.  Ms. Min joined the Group in 2008, and is primarily responsible for the service management and financing of North Hankou International Trade Center.  She has nearly 8 years of experience in the commercial property, wholesale shopping mall, and financial industries.

Mr. Hu Yi	PRC	The chief executive officer of Wuhan Zall E-commerce Group Co., Ltd., Mr. Hu joined the Group in October 2015. He is responsible for business operations and daily management of e-commerce business of the Group. Mr. Hu is experienced in internet, proficient in the e-commerce business operations, product design and R & D management. Prior to joining the Group, he was the General Manager of central operations center of Yihaodian, a leading e-commerce player in China.

13D

CUSIP No. 53225G102		Page 16 of 18

Zall Development Investment Company Limited, a company incorporated in the British Virgin Islands

Listed below are the names, citizenship and present principal occupation or employment of the sole director and executive officer of Investment.  The principal address of Investment disclosed in Item 2 above is incorporated into this Attachment A with respect to such director and executive officer.

Director
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	Director, and see information provided above.

Executive Officer
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	CEO, and see information provided above.

13D

CUSIP No. 53225G102		Page 17 of 18

Zall Development (BVI) Holding Company Limited, a company incorporated in the British Virgin Islands

Listed below are the names, citizenship and present principal occupation or employment of the sole director and executive officer of Development.  The principal address of Development disclosed in Item 2 above is incorporated into this Attachment A with respect to such director and executive officer.

Director
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	Director, and see information provided above.

Executive Officer
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	CEO, and see information provided above.

13D

CUSIP No. 53225G102		Page 18 of 18

Zall Cross-border E-commerce Investment Company Limited, a company incorporated in the British Virgin Islands

Listed below are the names, citizenship and present principal occupation or employment of the sole director and executive officer of E-commerce.  The principal address of E-commerce disclosed in Item 2 above is incorporated into this Attachment A with respect to such directors and executive officers.

Director
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	Director, and see information provided above.

Executive Officer
Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	CEO, and see information provided above.